Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-217064

April 27, 2017

China Rapid Finance Limited

China Rapid Finance Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. International plc at Room 214, 2nd Floor, 180 Varick Street, New York, NY, 10014, by telephone at 1-917-606-8487 or by emailing prospectus@morganstanley.com; Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, NY 10010, United States, attention: Prospectus Department, by telephone at 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; or Jefferies LLC at 520 Madison Ave., 2nd Floor, New York, NY 10022, by telephone at 1-877-547-6340 or by emailing prospectus_department@jefferies.com. You may also access the Company’s most recent prospectus dated April 27, 2017, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on April 27, 2017, or Amendment No. 3 by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1346610/000119312517140734/d146303df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 14, 2017 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus.

Amendment No. 3 reflects the amendment that we anticipate the initial public offering price of our ADSs will be between US$6.00 and US$7.00. Assuming (i) an initial public offering price of US$6.50, which is the midpoint of the amended estimated range, and (ii) the completion of this offering on May 4, 2017, the amendment of the price range results in the following changes:

•	Net Proceeds – We expect that we will receive net proceeds of approximately US$55.8 million from this offering, or approximately US$64.8 million if the underwriters exercise their option to purchase additional ADSs from us in full. A US$1.00 increase (decrease) in the assumed initial public offering price of US$6.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$9.3 million (US$9.3 million), assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the cover page of Amendment No. 3, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The amendment to the expected net proceeds from this offering does not change our proposed use of proceeds from this offering.

•	Number of Ordinary Shares Outstanding Immediately After this Offering – Immediately following this offering, we will have 55,390,321 Class A ordinary shares and 6,485,606 Class B ordinary shares (or 56,890,321 Class A ordinary shares and 6,485,606 Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs representing Class A ordinary shares in full).

•	Ordinary Shares on an As-Converted Basis – Immediately upon the completion of this offering, excluding the ADSs offered in this offering, our share capital will consist of 51,875,927 ordinary shares outstanding on an as-converted basis, which includes (i) 45,390,321 Class A ordinary shares redesignated and converted from our outstanding ordinary, preferred and vested incentive shares held by shareholders other than the Class B Holders and (ii) 6,485,606 Class B ordinary shares redesignated and converted from our outstanding ordinary, preferred and vested incentive shares held by the Class B Holders.

•	Conversion Rate of Series C Preferred Shares – Immediately upon the completion of this offering, our Series C preferred shares will automatically convert into ordinary shares on an average basis of 4.46-for-one, meaning each Series C preferred share converts, on average, into 4.46 ordinary shares. A US$1.00 increase in the assumed initial public offering price would decrease this average conversion ratio to 3.86-for-one, while a US$1.00 decrease in the assumed initial public offering price would increase this average conversion ratio to 5.27-for-one.

•	Total Voting Power and Ownership of Class B Holders – The Class B Holders will (i) be able to exercise approximately 48.1% of the total voting power of our issued and outstanding share capital, and (ii) own approximately 10.5% of our total issued and outstanding ordinary shares, immediately following the completion of this offering. Dr. Zhengyu (Zane) Wang, Gary Wang and Andrew Mason will hold 8.7%, 5.2% and 2.7%, respectively, of our share capital on an as-converted basis, and will hold 32.2%, 7.6% and 8.2%, respectively, of the voting interests of our company immediately following the completion of this offering.

•	Capitalization Table – The amended price range results in the table in the Capitalization section, which should be read together with the rest of the Capitalization section, the consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included in Amendment No. 3, being amended as follows:

	As of December 31, 2016
	Actual	Pro forma(1)	Pro forma As Adjusted(2)(3)
		US$ (in thousands)
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2016; no shares outstanding on a pro forma basis as of December 31, 2016; and no shares outstanding on a pro forma as adjusted basis)	6,796	—	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2016; no shares outstanding on a pro forma basis as of December 31, 2016; and no shares outstanding on a pro forma as adjusted basis)	35,132	—	—
Series C preferred shares (US$0.0001 par value; 2,858,394 shares issued and outstanding as of December 31, 2016; no shares outstanding on a pro forma basis as of December 31, 2016; and no outstanding on a pro forma as adjusted basis)	78,290	—	—
Receivable for issuance of Series C preferred shares	(4,000)	—	—

Total mezzanine equity	116,218	—	—

Shareholders’ (deficit) equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,508,037 shares issued and outstanding as of December 31, 2016; 32,090,498 Class A ordinary shares and 6,273,106 Class B ordinary shares outstanding on a pro forma basis as of December 31, 2016; and 55,390,321 Class A ordinary shares and 6,485,606 Class B ordinary shares outstanding on a pro forma adjusted basis	2	4	6
Additional paid-in capital	—	116,216	194,920
Accumulated other comprehensive income	(913)	(913)	(913)
Accumulated deficit	(101,299)	(101,299)	(101,299)

Total shareholders’ (deficit) equity	(102,210)	14,008	92,714

Total mezzanine equity and total shareholders’ (deficit) equity	14,008	14,008	92,714

(1)	The unaudited pro forma presentation does not include (i) Series C preferred shares issued in 2017; or (ii) vesting of incentive shares from January 1, 2017 through the date of this prospectus.
(2)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)	Assuming the issuance and sale of 10,000,000 Class A ordinary shares in the form of ADSs, after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$6.50 per ADS, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of additional paid-in capital, total equity and total capitalization by approximately US$9.30 million.

•	Dilution – Our pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our preferred shares into ordinary shares as of December 31, 2016 is US$0.35 per ordinary share and US$0.35 per ADS. Our pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares, (ii) this offering, (iii) the issuance of Series C preferred shares in 2017, and (iv) the vesting of incentive shares from January 1, 2017 through the date of Amendment No. 3 is US$1.42 per ordinary shares and US$1.42 per ADS. This represents an immediate increase in net tangible book value of US$0.61 per ordinary share and US$0.61 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$5.08 per ordinary share and US$5.08 per ADS to investors purchasing ADSs in this offering. A US$1.00 change in the assumed public offering price of US$6.50 per ADS would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$9.3 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.15 per ordinary share and US$0.15 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.85 per ordinary share and US$0.85 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of Amendment No.3, and after deducting underwriting discounts and commissions and other offering expenses.

In addition, the table following the second paragraph on page 69 is amended as follows:

Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share (in US$)	Average Price Per ADS (in US$)
	Number	Percent	Amount (in US$ thousands)	Percent
Existing shareholders	51,875,927	83.8%	$114,447	63.8%	$2.21	$2.21
New investors	10,000,000	16.2%	$65,000	36.2%	$6.50	$6.50
Total	61,875,927	100%	$179,447	100%

Amendment No. 3 also reflects the amendment that the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 750,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.